UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities and Exchange Act of 1934

(Amendment No. 5)

EMERGING VISION, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

29089W102
(CUSIP Number)

Mr. Harvey Ross
180 South Street, Unit 101
New Providence, New Jersey 07974
(908) 500-3876
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2011
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Harvey Ross
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 350,000* 8. SHARED VOTING POWER 127,273,127** 9. SOLE DISPOSITIVE POWER 350,000* 10. SHARED DISPOSITIVE POWER 127,273,127**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,623,127
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.18%
14.	TYPE OF REPORTING PERSON IN
* This number includes the right to acquire 350,000 shares of the Issuer’s common stock upon the exercise of presently exercisable, outstanding options.
** This number represents shares, along with the rights to receive 7,202,220 shares to be issued following the recent exercise of options held by Christopher Payan, owned by EMVI Acquisition Corp., a wholly owned subsidiary of EMVI Holdings, LLC, of which Ross EVI, LLC, an entity wholly owned by Mr. Ross, is a member.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Ross EVI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY N/A
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 127,273,127* 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 127,273,127*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,273,127*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.16%
14.	TYPE OF REPORTING PERSON OO
* This number represents shares, along with the rights to receive 7,202,220 shares to be issued following the recent exercise of options held by Christopher Payan, owned by EMVI Acquisition Corp., a wholly owned subsidiary of EMVI Holdings, LLC, of which Harvey Ross and Ross EVI, LLC, an entity controlled by Mr. Ross, are members.

Item 1. Security and Issuer.

The name of the Issuer is Emerging Vision, Inc., a New York corporation, which has its principal executive offices at 520 8th Avenue, New York, NY 10018. This statement relates to the Issuer’s common stock, $0.01 par value per share.

Item 2. Identity and Background.

The person filing this statement is Harvey Ross, whose business address is 180 South Street, Unit 101, New Providence, New Jersey 07974.  Mr. Ross was Chairman and Chief Executive Officer of Viva International Group (located at 3140 Route 22 West, Somerville, New Jersey 08876) until February 2005 and has in excess of thirty-five years of experience in the optical industry.  In October 2007, Mr. Ross purchased a majority interest in, and currently serves as Chairman of, GruenRoss Optika, Inc. (now known as Optyx, LLC) (located at 2382 Broadway, New York, New York 10024), an upscale retail optical company.  Mr. Ross has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Ross is a citizen of the United States.

This Schedule 13D is being filed by Ross EVI, LLC, a New York limited liability company controlled by Harvey Ross.  Ross EVI, LLC’s principal business address is 180 South Street, Unit 101, New Providence, New Jersey 07974. Ross EVI, LLC’s principal business activity is to act as a holding company for Harvey Ross’s investment in EMVI Holdings, LLC. During the last five years, Ross EVI, LLC has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

This filing is being made solely for the purpose of disclosing that on April 1, 2011, Mr. Ross entered into a Contribution Agreement with EMVI Holdings, LLC, EMVI Acquisition Corp., Alan Cohen, Stefanie Rubin, Allyson Shapiro, Jeffrey Cohen, Robert Cohen, G. Cohen Trust U/A dtd 3/6/2000, E. Cohen Trust U/A dtd 3/6/2000, N. Cohen Trust U/A dtd 3/6/2000, J. Cohen Trust U/A dtd 3/6/2000, Benito R. Fernandez, Horizons Investors Corp., Warminster Investments Corporation, Ashley Ross, Ross EVI, LLC, Ross Branchburg Trust f/b/o Ashley Ross, Ross Branchburg Trust f/b/o Nicholas Ross, and other shareholders, pursuant to which all shares of the Issuer, along with the rights to receive 7,202,220 shares to be issued following the recent exercise of options held by Christopher Payan, held by Mr. Ross were contributed to EMVI Acquisition Corp. in exchange for membership interests in EMVI Holdings, LLC, of which EMVI Acquisition Corp. is a wholly owned subsidiary.  EMVI Acquisition Corp. is simultaneously filing a Schedule 13D disclosing its intention to immediately complete a short-form merger with the Issuer.  Further details regarding the intention of EMVI Acquisition Corp. are disclosed on its Schedule 13D.

Item 5. Interest in Securities of the Issuer.

1.	Harvey Ross
	(a)	Amount of Securities Beneficially Owned: 127,623,127
	(b)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct vote: 350,000
		(ii)	Shared power to vote or direct vote: 127,273,127
		(iii)	Sole power to dispose, or direct disposition, of shares: 350,000
		(iv)	Shared power to dispose, or direct disposition, of shares: 127,273,127
(c)
Transactions in securities of the Issuer within last 60 days: See Item 4, which describes the Contribution Agreement with EMVI Acquisition Corp.  On April 1, 2011, Harvey Ross instructed Christopher Payan to exercise options to purchase 7,208,220 shares of the Company’s Common Stock, of which Harvey Ross had the right to receive the resulting shares pursuant to a share purchase agreement previously reported by Harvey Ross on an amendment to this Schedule 13D.

	(d)	Third party right to receive dividends or proceeds from sale of securities: None
	(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable

2.	Ross EVI, LLC
	(a)	Amount of Securities Beneficially Owned: 127,273,127
	(b)	Number of shares as to which such person has:
(i) Sole power to vote or direct vote: 0

	(ii)	Shared power to vote or direct vote: 127,273,127
	(iii)	Sole power to dispose, or direct disposition, of shares: 0
	(iv)	Shared power to dispose, or direct disposition, of shares: 127,273,127
(c)	Transactions in securities of the Issuer within last 60 days: See Item 4, which describes the Contribution Agreement with EMVI Acquisition Corp.
(d)	Third party right to receive dividends or proceeds from sale of securities: None
(e)	Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 1, 2011 Mr. Ross entered into a Contribution Agreement with EMVI Holdings, LLC, EMVI Acquisition Corp., Alan Cohen, Stefanie Rubin, Allyson Shapiro, Jeffrey Cohen, Robert Cohen, G. Cohen Trust U/A dtd 3/6/2000, E. Cohen Trust U/A dtd 3/6/2000, N. Cohen Trust U/A dtd 3/6/2000, J. Cohen Trust U/A dtd 3/6/2000, Benito R. Fernandez, Horizons Investors Corp., Warminster Investments Corporation, Ashley Ross, Ross EVI, LLC, Ross Branchburg Trust f/b/o Ashley Ross, Ross Branchburg Trust f/b/o Nicholas Ross, and other shareholders, pursuant to which shareholders contributed their shares, along with the rights to receive 7,202,220 shares to be issued following the recent exercise of options held by Christopher Payan, to EMVI Acquisition Corp. for an equal number of membership interests in EMVI Holdings, LLC.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Form of Contribution Agreement, dated as of April 1, 2011, by and among EMVI Holdings, LLC, EMVI Acquisition Corp., Alan Cohen, Stefanie Rubin, Allyson Shapiro, Jeffrey Cohen, Robert Cohen, G. Cohen Trust U/A dtd 3/6/2000, E. Cohen Trust U/A dtd 3/6/2000, N. Cohen Trust U/A dtd 3/6/2000, J. Cohen Trust U/A dtd 3/6/2000, Benito R. Fernandez, Horizons Investors Corp., Warminster Investments Corporation, Harvey Ross, Ashley Ross, Ross EVI, LLC, Ross Branchburg Trust f/b/o Ashley Ross, Ross Branchburg Trust f/b/o Nicholas Ross, and other shareholders.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2011

/s/ Harvey Ross
Harvey Ross

ROSS EVI, LLC

By:	/s/ Harvey Ross
Name:	Harvey Ross
Title:	Managing Member

Exhibit A

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (hereinafter referred to as this “Agreement”) is entered into as of this ____ day of _______, 2011, by and among EMVI Holdings, LLC, a Delaware limited liability company (“EMVI Holdings”), with offices at 520 Eighth Avenue, 23rd Floor, New York, NY  10018, EMVI Acquisition Corp., a New York corporation (“EMVI Acquisition”), with offices 520 Eighth Avenue, 23rd Floor, New York, NY  10018, and the other persons signatory hereto (collectively, the “Shareholders”), upon the following premises:

Premises

WHEREAS, Emerging Vision, Inc. is a publicly held corporation organized under the laws of the State of New York (“Emerging Vision”);

WHEREAS, the Shareholders currently own an aggregate of ___________________ shares (the “Common Shares”) of the common stock, $.01 par value per share, of Emerging Vision (the “Common Stock”) in the individual amounts set forth on Schedule A attached hereto, constituting all of the shares of Common Stock including, without limitation, securities convertible into common stock, of Emerging Vision held by each such shareholder; and

WHEREAS, the Shareholders agree to contribute the Common Shares to EMVI Acquisition in exchange (the “Exchange”) for ______________________ units of limited liability company interests of EMVI Holdings (the “Units”), in the individual amounts set forth on Schedule A attached hereto, constituting all of the limited liability company interests of EMVI Holdings.

Agreement

NOW THEREFORE, on the stated premises and for and in consideration of the mutual covenants and agreements hereinafter set forth and the mutual benefits to the parties to be derived here from, and intending to be legally bound hereby, it is hereby agreed as follows:

ARTICLE 1

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

The Shareholders each hereby represent and warrant, jointly and not separately, on their own behalf, as of and at the Closing Date, as follows:

Section 1.1                      Authority.  He, she or it has the full power, authority, and legal right and has taken all action required by law, and otherwise to consummate the transactions herein contemplated.

Section 1.2                      Title.  He, she or it holds of record and owns beneficially Common Shares in the amount set forth on Exhibit A free and clear of any restrictions on transfer, taxes, liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands.

ARTICLE 2

PLAN OF CONTRIBUTION

Section 2.1                      Contribution.  On the terms set forth in this Agreement and subject to the condition of receipt of a shareholders’ list of Emerging Vision, dated no more than two (2) days prior to the date hereof, including names and addresses of each shareholder, certificate numbers and issue dates, certified by the current transfer agent of Emerging Vision, on the date hereof, each Shareholder, by executing this Agreement, shall assign, transfer and deliver, free and clear of all liens, pledges, encumbrances, charges, restrictions or known claims of any kind, nature, or description, the Common Shares to EMVI Acquisition.  In exchange for the transfer of such Common Shares by the Shareholders, EMVI Holdings shall issue to the Shareholders the Units; provided, however, that any Units due to Warminster Investment Corporation by virtue of its transfer of Common Shares to EMVI Acquisition shall by issued by EMVI Holdings to Horizons Investors Corp. and any Units due to Harvey Ross, Ashley Ross, Ross Branchburg Trust f/b/o Ashley Ross, or Ross Branchburg Trust f/b/o Ashley Ross by virtue of a transfer of Common Shares to EMVI Acquisition shall by issued by EMVI Holdings to Ross EVI, LLC.

Section 2.2                      Certificates.  By executing this agreement, each Shareholder agrees to deliver to EMVI Acquisition the stock certificates evidencing his, her or its Commons Shares with a stock power form executed in blank and medallion guaranteed.

Section 2.3                      Schedule 13D.  By executing this agreement, each Shareholder consents to be included on a joint filing of the applicable Schedule 13D with the Securities and Exchange Commission and hereby agrees that the Schedule 13D will be filed on his, her or its behalf.

ARTICLE 3

MISCELLANEOUS

Section 3.1                      Entire Agreement.  This Agreement represents the entire agreement between the parties relating to the subject matter thereof and supersedes all prior agreements, understandings and negotiations, written or oral, with respect to such subject matter.

Section 3.2                      Governing Law.  This Agreement shall be governed by, enforced, and construed under and in accordance with the laws of the State of New York, without giving effect to conflict of law principles that would result in the application of the laws of a jurisdiction other than the State of New York. In any action or proceeding arising from or relating to this Agreement, the parties agree that the jurisdiction and venue shall be exclusively in the federal and state courts located in the County of New York, State of New York, and each party waives any objection it may have with respect to the jurisdiction of such courts or the inconvenience of such forum or venue.

Signature Page Follows

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

EMVI HOLDINGS, LLC

By:
Name:
Title:

EMVI ACQUISITION CORP.

By:
Name:
Title:

SHAREHOLDERS:

[Signature Blocks to Follow]